GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

October 7, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Registration Statement on Form 10-SB/A

        - File No. 0-50915

Further to your comment number one in each of your letters to the Company dated April 7, 2005 and September 20, 2005, we have filed on EDGAR a “marked” copy of each of the following:

1.

the Company’s Form 10-SB amendment number 2 (originally filed on EDGAR on February 17, 2005); and

2.

the Company’s Form 10-SB amendment number 3 (originally filed on EDGAR on July 19, 2005).

We will be responding to the remaining comments in your letter dated September 20, 2005 under amendment number 4 in due course.

Should you have any questions with respect to these filings, please do not hesitate to contact the writer.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures